July 25, 2014

Via E-mail

US Securities and Exchange Commission

Office of Beverages, Apparel, and Mining

100 F Street, NE

Washington, DC 20549

Att:

John Reynolds

Assistant Director

RE:

California Gold Corp.

Revised Preliminary Proxy Statement on Schedule 14A

Filed April 24, 2014

File No. 000-54706

Dear Mr. Reynolds:

The following responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in its comment letter dated May 5, 2014 (the “Comment Letter”) relating to the above-referenced Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by California Gold Corp. (the “Company”).  All capitalized terms not specifically defined herein shall have the meaning assigned to such terms as set forth in the Proxy Statement.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We also have enclosed a copy of Amendment No. 6 to the Proxy Statement (the “Amended Proxy Statement”).

Financial Information, page 42

1.

We note your response to comment 3 in our letter dated April 11, 2014. It continues to be unclear what basis you are relying upon to either not include the financial information in the proxy statement or incorporate it by reference. Please provide us with an analysis of the basis on which you are relying.

Response:

We are including the requested financial information in Exhibits F, G, H, I and J.

Exhibit N – Pro Forma Information

2.

We do not agree with your response to prior comment 4. The pro forma financial statements should include columns representing the historical information of the registrant and historical information of the acquired company’s predecessor whose financial statements are filed with the SEC. Accordingly, the pro forma balance sheet should include the historical balance sheets of California Gold and MV Patents LLC and Subsidiary, a separate column for adjustments that are referenced to explanatory notes and a pro forma balance sheet. While the subsidiary, MVP Portfolio, may have no balance sheet data, its parent does and you are succeeding to the business of the parent such as it is so revise to provide compliant pro forma data.

Response:

The Company has presented a revised pro forma balance sheet and statement of expenses in Exhibit J (formerly Exhibit N) to the Amended Proxy Statement showing the historical balance sheets and statements of expenses of California Gold Corp. and Subsidiary, MV Patents, LLC and MVP Portfolio, LLC, in addition to a separate column for adjustments that are referenced to explanatory notes.

3.

We do not agree with your response to prior comment 5. We believe the transaction between California Gold and MV Portfolio should not be accounted for as a purchase business combination or a reverse merger between two operating companies because you intend to discontinue the business of California Gold as you disclosed in the 14A so the transaction is in substance occurring between a shell and MV Portfolio and should be accounted for as a reverse recapitalization of MV Portfolio. A reverse merger occurring between two operating companies contemplates that both parties to the transaction will continue their existing operations. Also, GAAP does not appear to contemplate the recognition of goodwill, i.e., future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized, when there is an intention to sell the acquired business. Finally, it is our understanding that discussions with the AICPA staff regarding technical questions are not considered to represent the official position of the AICPA. Accordingly, please revise the pro forma presentation to account for the merger as a reverse recapitalization valued at historical cost.

Response:

The Company has presented revised pro forma financial information in Exhibit J to the Amended Proxy Statement that was prepared using the acquisition method of accounting for a reverse recapitalization, such that no goodwill has been recognized, and whereby the consideration transferred has been allocated to California Gold Corp.’s tangible assets and liabilities based upon their historical costs as of the date of completion of the transaction.

4.

We do not agree with your response to prior comment 6. Although you state that the share transfer did not include MV Patents membership interests, MV Patents transferred all of its patents to MV Portfolio on August 26, 2013 making it the predecessor of MV Portfolio so it would appear that you are succeeding to the business of MV Patents and therefore its historical statements of operations should be included in the pro forma presentation. Please revise to include a pro forma statement of operations that includes the historical statements of operations of MV Patents.

Response:

As a point of clarification, MV Patents, LLC did not transfer all of its patents to MVP Portfolio; it transferred a portion of its patent portfolio to MVP Portfolio, LLC.  The Company agrees that a pro forma statement of expenses should be included in the pro forma presentation, and has presented in Exhibit J to the Amended Proxy Statement a pro forma statement of expenses that includes the historical statement of expenses of MV Patents, LLC.

The Company hereby acknowledges the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ William D. Meadow

William D. Meadow, CEO

cc:

Shea Ralph

David Rector

Harvey Kesner, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

Fax: 212-930-9725

Hkesner@srff.com